UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Financial Forecast for Fiscal Year Ending March 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on October 22, 2013 in Kyoto, Japan

Nidec Revises Upward Financial Forecast for Fiscal Year Ending March 31, 2014

Nidec Corporation (NYSE: NJ) (the “Company”) today announced that the Company has revised its consolidated financial forecast for the year ending March 31, 2014, previously announced on July 23, 2013.

The details are as follows.

1.

Revision to Financial Forecast for Fiscal Year Ending March 31, 2014 (U.S. GAAP)

From April 1, 2013 to March 31, 2014 (Millions of Yen, except per share amounts and percentages)
	For the year ending March 31, 2014				(Reference) For the year ended March 31, 2013
	Previous Forecast (announced on July 23, 2013)	Revised Forecast	Change (amount)	Change (%)
Net sales	820,000	850,000	30,000	3.7	709,270
Operating income	75,000	80,000	5,000	6.7	17,598
Income before income taxes	73,000	78,000	5,000	6.8	13,398
Net income attributable to the Company	53,500	55,000	1,500	2.8	7,986
Net income Attributable to Nidec Corporation per share-basic	398.72	404.26	-	-	59.28

2. Reasons for Revision

The upward revision is intended to reflect the increase in the Company’s sales and profits for the six-month ended September 30, 2013, which exceeded the previously announced financial guidance.

    The exchange rates used for the preparation of the revised forecasts are US$1 = \95 and €1 = \125. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

“Net income attributable to Nidec Corporation per share—basic” reflects the decrease of 3,740,382 shares in the Company’s treasury shares as a result of the share exchange transactions with Nidec Copal Corporation and Nidec Tosok Corporation to make them wholly-owned subsidiaries, effective October 1, 2013.

The consolidated financial results for the year ended March 31, 2013 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the three months ended December 31, 2012. We completed our valuation of such assets and liabilities during the three months ended September 30, 2013.

-###-

3